Exhibit 99.1

DocuSign Envelope ID: E05E2B89-0CA1-4D73-B2CD-1C167DB8BF51

OREA Ontario Real Estate Association

Form 501
for use in the Province of Ontario

Agreement of Purchase and Sale
Condominium Resale - Commercial

This Agreement of Purchase and Sale dated this 8 day of November, 2023

BUYER: 1000593277 Ontario Inc. (Full legal names of all Buyers), agrees to purchase from

SELLER: Visionary Education Technology Holdings Group Inc. (Full legal names of all Sellers), the following

PROPERTY:
a unit in the condominium property known as Unit (Apartment/Townhouse/Suite/Unit) No. D63 located at 4300 Steeles Ave

in the City of Markham

being York Region Condominium Corporation (Legal Name of Condominium Corporation) Condominium Plan No

Unit Number 524 Level No. Building No. together with ownership or exclusive use of Parking Space(s) N/A (Number(s), Level(s)), together with ownership or exclusive use of

Locker(s) N/A (Number(s), Level(s)), together with Seller's proportionate undivided tenancy-in-common interest in the common elements appurtenant to the Unit as described in the Declaration and Description including the exclusive right to use such other parts of the common elements appurtenant to the Unit as may be specified in the Declaration and Description: the Unit, the proportionate interest in the common elements appurtenant thereto, and the exclusive use portions of the common elements, being herein called the "Property".

PURCHASE PRICE: Dollars (CDN$) 260,000.00

Two Hundred Sixty Thousand Dollars

DEPOSIT: Buyer submits upon acceptance (Herewith/Upon Acceptance/as otherwise described in this Agreement)

Fifteen Thousand Dollars (CDN$) 15,000.00

by negotiable cheque payable to Tiffany Chan In Trust "Deposit Holder" to be held in trust pending completion or other termination of this Agreement and to be credited toward the Purchase Price on completion. For the purposes of this Agreement, "Upon Acceptance" shall mean that the Buyer is required to deliver the deposit to the Deposit Holder within 24 hours of the acceptance of this Agreement. The parties to this Agreement hereby acknowledge that, unless otherwise provided for in this Agreement, the Deposit Holder shall place the deposit in trust in the Deposit Holder's non-interest bearing Real Estate Trust Account and no interest shall be earned, received or paid on the deposit.

Buyer agrees to pay the balance as more particularly set out in Schedule A attached.

SCHEDULE(S) A ... attached hereto form(s) part of this Agreement.

1. **IRREVOCABILITY:** This offer shall be irrevocable by Buyer (Seller/Buyer) until 11:59 (a.m./p.m.) ✗ on the 11 day of November, 2023, after which time, if not accepted, this offer shall be null and void and the deposit shall be returned to the Buyer in full without interest.

2. **COMPLETION DATE:** This Agreement shall be completed by no later than 6:00 p.m. on the 20 day of December, 2023. Upon completion, vacant possession of the Property shall be given to the Buyer unless otherwise provided for in this Agreement.

INITIALS OF BUYER(S): DS FX **INITIALS OF SELLER(S):**

The trademarks REALTOR®, REALTORS®, MLS®, Multiple Listing Services® and associated logos are owned or controlled by The Canadian Real Estate Association (CREA) and identify the real estate professionals who are members of CREA and the quality of services they provide. Used under license.
© 2023, Ontario Real Estate Association ("OREA"). All rights reserved. This form was developed by OREA for the use and reproduction by its members and licensees only. Any other use or reproduction is prohibited except with prior written consent of OREA. Do not alter when printing or reproducing the standard pre-set portion. OREA bears no liability for your use of this form.

Form 501 Revised 2023 Page 1 of 6

DocuSign Envelope ID: 81392A01-C3B8-40D8-B362-E7AA3DE1D562

3. **NOTICES:** The Seller hereby appoints the Listing Brokerage as agent for the Seller for the purpose of giving and receiving notices pursuant to this Agreement. Where a Brokerage (Buyer's Brokerage) has entered into a representation agreement with the Buyer, the Buyer hereby appoints the Buyer's Brokerage as agent for the purpose of giving and receiving notices pursuant to this Agreement. **Where a Brokerage represents both the Seller and the Buyer (multiple representation), the Brokerage shall not be appointed or authorized to be agent for either the Buyer or the Seller for the purpose of giving and receiving notices.** Any notice relating hereto or provided for herein shall be in writing. In addition to any provision contained herein and in any Schedule hereto, this offer, any counter-offer, notice of acceptance thereof or any notice to be given or received pursuant to this Agreement or any Schedule hereto (any of them, "Document") shall be deemed given and received when delivered personally or hand delivered to the Address for Service provided in the Acknowledgement below, or where a facsimile number or email address is provided herein, when transmitted electronically to that facsimile number or email address, respectively, in which case, the signature(s) of the party (parties) shall be deemed to be original.

FAX No.: .... (For delivery of Documents to Seller)

FAX No.: .... (For delivery of Documents to Buyer)

Email Address: .... (For delivery of Documents to Seller)

Email Address: .... (For delivery of Documents to Buyer)

4. **CHATTELS INCLUDED:**
N/A

Unless otherwise stated in this Agreement or any Schedule hereto, Seller agrees to convey all fixtures and chattels included in the Purchase Price free from all liens, encumbrances or claims affecting the said fixtures and chattels.

5. **FIXTURES EXCLUDED:**
N/A

6. **RENTAL ITEMS (Including Lease, Lease to Own):** The following equipment is rented and **not** included in the Purchase Price. The Buyer agrees to assume the rental contract(s), if assumable:
N/A

The Buyer agrees to co-operate and execute such documentation as may be required to facilitate such assumption.

7. **COMMON EXPENSES:** Seller warrants to Buyer that the common expenses presently payable to the Condominium Corporation in respect of the Property are approximately $....................795.44 per month, which amount includes the following:
Com Elem , Building Inurance

8. **PARKING AND LOCKERS:** Parking and Lockers are as described above or assigned as follows: ....
N/A.................................... at an additional cost of: ....

9. **HST: If the sale of the property (Real Property as described above) is subject to Harmonized Sales Tax (HST), then such tax shall be in addition to the Purchase Price.** The Seller will not collect HST if the Buyer provides to the Seller a warranty that the Buyer is registered under the Excise Tax Act ("ETA"), together with a copy of the Buyer's ETA registration, a warranty that the Buyer shall self-assess and remit the HST payable and file the prescribed form and shall indemnify the Seller in respect of any HST payable. The foregoing warranties shall not merge but shall survive the completion of the transaction. If the sale of the property is not subject to HST, Seller agrees to certify on or before closing, that the transaction is not subject to HST. Any HST on chattels, If applicable, is not included in the Purchase Price.

INITIALS OF BUYER(S): (DS TY) **INITIALS OF SELLER(S):** ( )

The trademarks REALTOR®, REALTORS®, MLS®, Multiple Listing Services® and associated logos are owned or controlled by The Canadian Real Estate Association (CREA) and identify the real estate professionals who are members of CREA and the quality of services they provide. Used under license.
© 2023, Ontario Real Estate Association ("OREA"). All rights reserved. This form was developed by OREA for the use and reproduction by its members and licensees only. Any other use or reproduction is prohibited except with prior written consent of OREA. Do not alter when printing or reproducing the standard pre-set portion. OREA bears no liability for your use of this form.

Form 501 Revised 2023 **Page 2 of 6**

DocuSign Envelope ID: 81392A01-C3B8-40D8-B362-E7AA3DE1D562

10. TITLE SEARCH: Buyer shall be allowed until 6:00 p.m. on the 6 day of December, 2023 (Requisition Date) to examine the title to the Property at Buyer's own expense and until the earlier of: (i) thirty days from the later of the Requisition Date or the date on which the conditions in this Agreement are fulfilled or otherwise waived or; (ii) five days prior to completion, to satisfy Buyer that there are no outstanding work orders or deficiency notices affecting the Property, and that its present use (Commercial) may be lawfully continued. If within that time any valid objection to title or to any outstanding work order or deficiency notice, or to the fact the said present use may not lawfully be continued, is made in writing to Seller and which Seller is unable or unwilling to remove, remedy or satisfy or obtain insurance save and except against risk of fire (Title Insurance) in favour of the Buyer and any mortgagee, (with all related costs at the expense of the Seller), and which Buyer will not waive, this Agreement notwithstanding any intermediate acts or negotiations in respect of such objections, shall be at an end and all monies paid shall be returned without interest or deduction and Seller, Listing Brokerage and Co-operating Brokerage shall not be liable for any costs or damages. Save as to any valid objection so made by such day and except for any objection going to the root of the title, Buyer shall be conclusively deemed to have accepted Seller's title to the Property. Seller hereby consents to the municipality or other governmental agencies releasing to Buyer details of all outstanding work orders and deficiency notices affecting the Property, and Seller agrees to execute and deliver such further authorizations in this regard as Buyer may reasonably require.

11. TITLE: Buyer agrees to accept title to the Property subject to all rights and easements registered against title for the supply and installation of telecommunication services, electricity, gas, sewers, water, television cable facilities and other related services; provided that title to the Property is otherwise good and free from all encumbrances except: (a) as herein expressly provided; (b) any registered restrictions, conditions or covenants that run with the land provided such have been complied with; (c) the provisions of the Condominium Act and its Regulations and the terms, conditions and provisions of the Declaration, Description and By-laws, Occupancy Standards By-laws, including the Common Element Rules and other Rules and Regulations; and (d) any existing municipal agreements, zoning by-laws and/or regulations and utilities or service contracts.

12. CLOSING ARRANGEMENTS: Where each of the Seller and Buyer retain a lawyer to complete the Agreement of Purchase and Sale of the Property, and where the transaction will be completed by electronic registration pursuant to Part III of the Land Registration Reform Act, R.S.O. 1990, Chapter L4 and the Electronic Registration Act, S.O. 1991, Chapter 44, and any amendments thereto, the Seller and Buyer acknowledge and agree that the exchange of closing funds, non-registrable documents and other items (the "Requisite Deliveries") and the release thereof to the Seller and Buyer will (a) not occur at the same time as the registration of the transfer/deed (and any other documents intended to be registered in connection with the completion of this transaction) and (b) be subject to conditions whereby the lawyer(s) receiving any of the Requisite Deliveries will be required to hold same in trust and not release same except in accordance with the terms of a document registration agreement between the said lawyers. The Seller and Buyer irrevocably instruct the said lawyers to be bound by the document registration agreement which is recommended from time to time by the Law Society of Ontario. Unless otherwise agreed to by the lawyers, such exchange of Requisite Deliveries shall occur by the delivery of the Requisite Deliveries of each party to the office of the lawyer for the other party or such other location agreeable to both lawyers.

13. STATUS CERTIFICATE AND MANAGEMENT OF CONDOMINIUM: Seller represents and warrants to Buyer that there are no special assessments contemplated by the Condominium Corporation, and there are no legal actions pending by or against or contemplated by the Condominium Corporation. The Seller consents to a request by the Buyer or his authorized representative for a Status Certificate from the Condominium Corporation. Buyer acknowledges that the Condominium Corporation may have entered into a Management Agreement for the management of the condominium property.

14. DOCUMENTS AND DISCHARGE: Buyer shall not call for the production of any title deed, abstract, survey or other evidence of title to the Property except such as are in the possession or control of Seller. Seller agrees to deliver to Buyer, if it is possible without incurring any costs in so doing, copies of all current condominium documentation of the Condominium Corporation, including the Declaration, Description, By-laws, Common Element Rules and Regulations and the most recent financial statements of the Condominium Corporation. If a discharge of any Charge/Mortgage held by a corporation incorporated pursuant to the Trust And Loan Companies Act (Canada), Chartered Bank, Trust Company, Credit Union, Caisse Populaire or Insurance Company and which is not to be assumed by Buyer on completion, is not available in registrable form on completion, Buyer agrees to accept Seller's lawyer's personal undertaking to obtain, out of the closing funds, a discharge in registrable form and to register same, or cause same to be registered, on title within a reasonable period of time after completion, provided that on or before completion Seller shall provide to Buyer a mortgage statement prepared by the mortgagee setting out the balance required to obtain the discharge, and, where a real-time electronic cleared funds transfer system is not being used, a direction executed by Seller directing payment to the mortgagee of the amount required to obtain the discharge out of the balance due on completion.

15. MEETINGS: Seller represents and warrants to Buyer that at the time of the acceptance of this Offer he has not received a notice convening a special or general meeting of the Condominium Corporation respecting; (a) the termination of the government of the condominium property; (b) any substantial alteration in or substantial addition to the common elements or the renovation thereof; OR (c) any substantial change in the assets or liabilities of the Condominium Corporation; and Seller covenants that if he receives any such notice prior to the date of completion he shall forthwith notify Buyer in writing and Buyer may thereupon at his option declare this Agreement to be null and void and all monies paid by Buyer shall be refunded without interest or deduction.

16. INSPECTION: Buyer acknowledges having had the opportunity to inspect the Property and understands that upon acceptance of this offer there shall be a binding agreement of purchase and sale between Buyer and Seller.

INITIALS OF BUYER(S): DS TX **INITIALS OF SELLER(S):**

The trademarks REALTOR®, REALTORS®, MLS®, Multiple Listing Services® and associated logos are owned or controlled by The Canadian Real Estate Association (CREA) and identify the real estate professionals who are members of CREA and the quality of services they provide. Used under license.
© 2023, Ontario Real Estate Association ("OREA"). All rights reserved. This form was developed by OREA for the use and reproduction by its members and licensees only. Any other use or reproduction is prohibited except with prior written consent of OREA. Do not alter when printing or reproducing the standard pre-set portion. OREA bears no liability for your use of this form.

Form 501 Revised 2023 Page 3 of 6

D o cuSign Envelope ID : 81392A0 1 - C 3 B 8 - 4 0O8 - B 3 6 2 - E7M3DE 1 0 5 6 2 17. APPROVAL . OF THE AGREEMENT : in the event t hat consent lo this sale is required to be given by the Condominium Corporation or !he Boord of Directors, th e Seiler will apply forthwith for the reqvisite consent, and if such consent is refused, then this Agreement shall be null and void and the deposit monies paid hereunder shol! be refunded withovt interest or other penal!ty to the Buyer . 18. INSURANCE : The Un . it and al! other things being purchased shat! be and remain at the risk of the Seller until completion . In the event of substantial damage to the Property Buyer may at his option ellher permit the proceeds of insurance to be used for repair of such damage in accordance with the provisions of the Insurance Trust Agreement, or terminate !his Agreement and all deposit monies paid by Buyer hereunder shall be refunded without interest or deduction . Ir Seiter is taking back a Charge/Mortgage, or Buyer is assuming c : i Charge/Mortgage , Buyer shall suppfy Seller with reasonable evidence of adequate ir . sumnce to proteci Seller's or other mortgagee ' s interest on completion . 19. DOCUMENT PREPARATION : The Transler/Deed shall , save for the land Transfer Tax Affidovif, be prepared in registrable form at the expens . e of SeUer, and any Charge/Mortgage to be given back by the Buyer to Seiter at ! he expense of the Buyer . 20. RESIDENCY : (a) Subjeci to (b) bebw, the SeUer represents and warrants that the Seller is not and on completion wiH not be a noMesident under the non - residency provisions of fhe l'ncome Tax Aci which representa,tfon an d warranty shall survive and not merge upon the completion of this transaction and the Seller shall deliver to the Buyer a statutory dec l aration that Seller is nof then a non - resident of Canada ; fb) provided that if the Seller is a non - resident under the non - residency provisions of the Income Tax Ad , the Buyer sha[I be credited towards the Purchase f>rice with the amount, if any, necessary for Buyer to pay lo the Minister of National Revenue to satisfy Buyer's liability in respect of tax payable by Seller under the non - residency provisions of the Income Tax Aci by reason of this sale . Buyer shall not claim such credit if Sefler delivers on completion the prescribed ceriif i ca t e . 21. ADJUSTMENTS! Common Expenses ; realty tax . es, in . duding local improvement rotes ; mortgage interest ; ren!als ; unrne!ered public or p riv ate utilities and fuel where billed to the Uni! ond not lhe Condominium Corporation ; are to be apportioned and altowed lo !he day of completion, !he d ::: iy of completion itself to be apportioned lo the Buyer . There sha ll be no adjustment for the Seller's shore of any assets o r liablHties of the Condom in ium Corporation incl . Jding any reserve or contingency fund lo which Setler may h ave contributed prior to fhe dote of completion . 22. PROPERTY ASSESSMENT : The Buyer nnd Seller hereby acknow l edg e that !he Provin c e d Ontario hos i mplemented current vo l ue assessment and properlies may be re - assessed on on annual basis . The Buyer and Seller agree that no claim wiJI be mode against the Bvyer or Seller, or any Brokerage, Broker or Salesperson, for any changes in property lox· as o result of a re - assessment of the Property, save and except any property taxes that accrued prior to the completion of this ironsodion . 23. TrME LIMrtS : Time shaH in oil respects be of the essence hereof provided that !he time for doing or completing of any mofter provided for herein may be extended or abridged by an ogreement in writing signed by Seller and Buyer or by !heir respect iv e lawyers who moy be specifically authorized in that regard . 24. TENDER : Any tender of doc : vments o r money hereunder may be mode upon SeHer or Bvyer or their respective lawyers on the doy set for completion . Money shalt he tendered with funds drown on o i owyer's !rust account in the form of o bank draft, certilied cheque or wire transfer using the Lynx high value payment system os set out and prescribed by the Canadian Payments Act (R \ S . C . , 1985 , c . C - 2 l}, as amended from time to time . 25. FAMILY LAW ACT : Seller warrants : hat spousal consent is not necessary t o this transaction under the provis i ons of the Fam il y Law Act, R . S . O . l 990 unless the spouse of the Seller has executed the consent hereinafier provided . 26. UFFl : Seller represents and warrants to Buyer that during the lime Seller has owned the Properly , Seller has not caused any building on the Property to be insvlo . ted with insulation contain ing urea formaldehyde , and !hat to the best of Seller's knowledge no building on the Property contains or hos ever contained insulation that contains vreo formaldehyde . This warranty shall survive and not merge on the completion of this fronsa . dion, and if the building is port of o multiple unit building, this warranty shall only apply to that pcri cl !he building which is the subiect of this transaction . 27. LE . GAL, ACCOUNTING AND ENVIRONMENTAL ADVICE : The parties acknowledge that any information provided by the Brokerage rs noi legal, t ax or environmental advice, and that it has been recommended thoi the parties obtain independent professional advice prior lo signing this document . • 28. CON' 5 UMER REPORTS : lhe Buyer is hereby notified that a consumer report contcinin 9 credit and/or personal information may be referred to in connection with this transaction, . 29. AGREEMENT IN WRmNG : if there is conflict or discrepancy between any provision o d ded to this Agreement (including any Schedufe attached he r eto) and any provision in the standard pre - set portion hereof, the added provision shoH supersede the standard pre - set provision to the extent of such conflict or discrepancy . This Agreement including any Schedute attoched hereto, sha!f constitute the entire Agreement between Buyer and Seller . There is no representation, warraniy, collateral agreement or condition, which affects this Agreement other thon as expressed herein . For the purposes of this Agreement, Seller means vendor and Buyer means purchaser . This Agreement shall be read with all changes of gender or number required by the conlexL 30. ELECTRONIC SIGNATURES : T he parties hereto consent and agree !o the use of electronic signatures pursvanl fo the Eledronic Commerce Act, 2000 , S . 0 . 2000 , c 17 as amended from lime to time w,th respect lo 1 his Agreement and any other documents respecting this 1 ransactfon . 31. TrME AND DATE: Any reference lo o lime and date in !his Agreemenl shall mean the time and dote where the Property is located. •• DS INITIALS OF BUYER(S): . rr'I the trademarks REAIJOR®. REALTORS ® . Mt$®, Mu lti ple listing S.,,,,ice'® and a "ociated logo, ore ow.ied or ca,,frofied by LJ::!li The Canad ian Real . Estate A»ociotion (CREA) end ,dentify the rea l eslal<! profes,io,,o l , who ore member, of CREA and the 11tarnwi qual i tyof ,ervk.es fu,ey prO \ ' tde . U undet fi rt . rved. This. form ·..ro, developed by OREA for ihe Ole end reproduction t;, 2023, On tc.rio Rec ! £.role As1<>e 1 otion !"OREA ih me..mbet$ and licen s only. Any o!nfir U \ e when prin h og or reprodvcing the slonilord p<Hel ii: proh i bned except - w ;rh pnor wnffen c:onScent of OREA. Do not oh.er . OREA beers no l,ob ili,y for yoor ""' of th i s form. Form 501 Revisad 2023 Page 4 of 6

11/10/2023 11/10/2023

D o cuS i gn Envelope ID 81392A0 1 - C3B8 - 40O8 - B3 6 2 - E7M3DE10562 An!! A Ontario Real Estate Association Form 501 for ""' in the Pro•ince ol Ontario Schedule A Agreement of Pur<hase and Sale - Condominium Resale .. Commercial This Sched1.1te is att a che d ro and lorms part of !he Agreement of Purchase and Sale betw'een: D63 Markham .......... ... .. ... . . . .. . ................"···•·· ......... . . . . ... . dated the .......... .... . . .... day of .. ..... .. ......... .. ...... . . . C . ? .:': . . 7 - ............................. , 20. . 3 ..... . .... ..... . .. . Buyer agrees to pay the balance as folfows: The Buyer agrees to pay the balance of the purcha . se price , subject to adjustments, to the seller on the completion of this transaction, with funds - drawn on a lawyer trust account in the form of a bank draft , certified cheque or wire transfer using the large value transfer system. The Seller agrees to discharge any mortgage or liens or other encumbrances registered against the property on or before closing at his own expense, on or before closing. The Buyer knowledge that the chattels and fixtures as not included in the Agreement of purchase and sale. The Buyer agrees to accept existing lease agreement all term left. This Offer is conditional upon the Buyer's Solicitor review the following Condominium Corporation's Documentation: a) Status Certificate and attachments, and finding all of the foregoing satisfactory in the Buyer's Solicitor's sole and absolute discretion. Unless the buyer gives notice in writing delivered to the Seller no later than Five(5) banking days {excluding Saturday, Sunday and Statutory Holidays) after receipt by the Buyer's solicitor of the foregoing documentation, that this condition is fulfilled, this offer shall be null and void and the deposit shall be returned to the buyer in full without deduction. The Seller agrees to request and deliver to the Buyer's Solicitor , at the Seller's expense, the foregoing documentation within twenty(20) days after acceptance of this Agreement. This condition is included for the benefit for the Buyer and maybe waived at the Buyer's sole option by the notice in writing to the seller within the time period stated herein This Agreement is conditional for Twenty(20) banking days after acceptance upon the Buyer arranging satisfactory financing . If the said financing cannot be obtained, or if this condition • is not waiv : ed by writing delivered to the Seller within the time specified. This Agreement shall then become null and void and the full deposit shall be returned to the Buyer witho - qt interest or deduction. This condition is for the benefit of the Buyer and may be waived at his sole option. The Seller represents and warrants that during the time the Seller has owned the property, the use of the property and building and structures thereon has not been for the growth or manufacture of any illegal substances , and that to the best of the Seller's knowledge and . belief, the use of the property and the buildings and structures thereon has never been for the growth or manufacture of illegal substances. This warranty shall survive and not merge on the completion of this t ransaction. The Seller represents and warrants that during the time the Seller has owned the property, the use of the property and building and structures thereon, there have been no deaths, suicides, or murders on the property at any time, and further to the best of the Seller ' s knowledge and belief that there are no neighborhood conditions that could negatively affect the buyers use and enjoyment or perceived value of the property. This warranty shall survive and not merge on the completion of this transaction. This form m1.1Sl be initialled by all parties to the Agreement o! Pvrchase and Sole . OS \ INmALS OF BUYER{S): _ lB The hodemarb REAl10R® , REALTORS®, M!.5$, Mu ltiple Ll>l i ng Service'® and amx;i a ted Iago, . ore owned or oon1rofled by Th<' Conodt0n Real_ Est at e As>Ociofion !CREAi and i d••itify the real e<toli! p ro/e,sio,,als who ore rnemoo, of CREA a nd the 111,:A /.U quof li y of r.en - cces.1h prov tde. US(Kl under r ris:e. (sl) 2023, On!crio Reo l Estcrte Associofon !"OREA 1 . /J I r i g.h!i reserved. This form was devoloped by OREA fo r !he use ond reproduct ion bY its. memb,,,. and hce , only. Anr o1h,, r use or reproaudion ;, prohib i ted exa,p! w ith p nor wntten consent of OREA. Do not oher wlien printing or reprodudng the <tanilord pTHet portion. OREA beers no l , ob ili ,y fa< you r use of th i s form . !'om, 501 Revised 2023 P a ge 6 of 6